EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

September 3, 2002

Tele Celular Sul Participações S.A.

Tele Cellular Sul Holding Company

(Translation of registrant's name into English)

Rua Comendador Araújo, 299 - 3° andar
80420-000 Curitiba, PR, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F __X__ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No __X__
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

Tele Celular Sul Participações, S.A.

TABLE OF CONTENTS

Item 1

CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 [(1)]:

Company Name:				
Group and Related Persons	**(X) Board of Directors**	**( ) Management**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance				
Securities / Derivatives	Securities Characteristics (2)	Quantity	%	
			Same Class and Type	Total
Shares	Common	3	0,000000002	0,000000001
Shares	Preferred	0	0,000000000	0,000000000

Operations in the Month							
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Buy				
			Sell				

Final Balance				
Securities / Derivatives	Securities Characteristics (2)	Quantity	%	
			Same Class and Type	Total
Shares	Common	3	0,000000002	0,000000001
Shares	Preferred	0	0,000000000	0,000000000

CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name:				
Group and Related Persons	**( ) Board of Directors**	**(X) Management**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance				
Securities / Derivatives	Securities Characteristics (2)	Quantity	%	
			Same Class and Type	Total
Shares	Common	58.524	0,00005	0,00002
Shares	Preferred	6.595.952	0,003	0,002

Operations in the Month							
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Buy				
			Sell				

Final Balance				
Securities / Derivatives	Securities Characteristics (2)	Quantity	%	
			Same Class and Type	Total
Shares	Common	58.524	0,00005	0,00002
Shares	Preferred	6.595.952	0,003	0,002

CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 [1]:

Company Name:								
Group and Related Persons	**( ) Board of Directors**		**( ) Management**		**(X) Audit Committee**		**( ) Technical and Consulting Committees**	
Initial Balance								
Securities / Derivatives	Securities Characteristics (2)				Quantity	%		
						Same Class and Type		Total
Shares	Common				9.333	0,00001		0,000003
Shares	Preferred				18.663	0,003		0,002
Operations in the Month								
Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)	
			Buy					
			Sell					
Final Balance								
Securities / Derivatives	Securities Characteristics (2)				Quantity	%		
						Same Class and Type		Total
Shares	Common				9.333	0,00001		0,000003
Shares	Preferred				18.663	0,003		0,002

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele Celular Sul Holding Company

Date: September 3, 2002

By: ______________________________
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer